Filed Pursuant to Rule 424(b)(2)
Registration No. 333-185462

The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary pricing supplement is not an offer to sell, nor does it seek an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 26, 2015

Pricing Supplement To Prospectus dated November 10, 2014 and Prospectus Supplement dated November 17, 2014

United Mexican States

U.S. $110,000,000,000

Global Medium-Term Notes, Series A

€     % Global Notes due 2024

€     % Global Notes due 2045

The     % Global Notes due 2024 (the “2024 notes”) will mature on March     , 2024. The     % Global Notes due 2045 (the “2045 notes”) will mature on March     , 2045. We refer to the 2024 notes and the 2045 notes collectively as the “notes.” Mexico will pay interest on the notes on March      of each year, commencing March     , 2016. Mexico may redeem the notes in whole or in part before maturity, at par plus the Make-Whole Amount and accrued interest, as described herein. The notes will not be entitled to the benefit of any sinking fund. The offering of the 2024 notes and the offering of the 2045 notes, each pursuant to this pricing supplement, are not contingent upon one another.

The notes will be issued under an indenture, each issuance of which constitutes a separate series under said indenture. The indenture contains provisions regarding future modifications to the terms of the notes that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Under these provisions, which are described beginning on page 8 of the accompanying prospectus dated November 10, 2014, Mexico may amend the payment provisions of the notes and other reserved matters listed in the indenture with the consent of the holders of: (1) with respect to a single series of notes, more than 75% of the aggregate principal amount of the outstanding notes of such series; (2) with respect to two or more series of notes, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of notes, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding notes of each series affected by the proposed modification, taken individually.

Mexico will apply to list the notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined whether this pricing supplement or the related prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”), and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to qualified and institutional investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement, the prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public(1)		Underwriting Discounts		Proceeds to Mexico, before expenses(1)
Per 2024 note		%		%		%
Total for the 2024 notes	€		€		€
Per 2045 note		%		%		%
Total for the 2045 notes	€		€		€

(1)	Plus accrued interest, if any, from March , 2015.

The notes will be ready for delivery in book-entry form only through the facilities of Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) against payment on or about March     , 2015.

Joint Lead Managers

Barclays	Deutsche Bank	Santander

February     , 2015

Pricing Supplement

About This Pricing Supplement	PS-3
Use of Proceeds	PS-4
Description of the Notes	PS-5
Recent Developments	PS-10
Plan of Distribution	PS-22

Prospectus Supplement

About this Prospectus Supplement	S-3
Summary	S-4
Risk Factors	S-8
Description of the Notes	S-11
Taxation	S-21
Plan of Distribution	S-27
Glossary	S-33
Annex A – Form of Pricing Supplement	A-1

Prospectus

About this Prospectus	3
Forward-Looking Statements	3
Data Dissemination	4
Use of Proceeds	4
Description of the Securities	5
Plan of Distribution	15
Official Statements	16
Validity of the Securities	17
Authorized Representative	18
Where You Can Find More Information	18

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus supplement.

ABOUT THIS PRICING SUPPLEMENT

This pricing supplement supplements the accompanying prospectus supplement dated November 17, 2014, relating to Mexico’s U.S. $110,000,000,000 Global Medium-Term Note Program and the accompanying prospectus dated November 10, 2014 relating to Mexico’s debt securities and warrants. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. Mexico has not authorized anyone else to provide you with different information. Mexico and the managers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is current only as of its date.

Mexico is furnishing this pricing supplement, the prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this pricing supplement and the accompanying prospectus supplement and prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this pricing supplement and the accompanying prospectus supplement and prospectus.

IN CONNECTION WITH THIS OFFERING OF NOTES, BARCLAYS BANK PLC (THE “STABILIZING MANAGER”), OR ANY PERSONS ACTING ON BEHALF OF THE STABILIZING MANAGER, MAY OVER-ALLOT NOTES OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE NOTES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL. HOWEVER, THERE IS NO ASSURANCE THAT THE STABILIZING MANAGER, OR ANY PERSON ACTING ON BEHALF OF THE STABILIZING MANAGER, WILL UNDERTAKE STABILIZATION ACTION. ANY STABILIZATION ACTION MAY BEGIN ON OR AFTER THE DATE ON WHICH ADEQUATE PUBLIC DISCLOSURE OF THE FINAL TERMS OF THE OFFER OF THE NOTES IS MADE AND, IF BEGUN, MAY BE ENDED AT ANY TIME, BUT IT MUST END NO LATER THAN THE EARLIER OF 30 DAYS AFTER THE ISSUE DATE OF THE NOTES AND 60 DAYS AFTER THE DATE OF THE ALLOTMENT OF THE NOTES. ANY STABILIZATION ACTION OR OVER-ALLOTMENT MUST BE CONDUCTED BY THE RELEVANT STABILIZING MANAGER, OR ANY PERSON ACTING ON BEHALF OF THE STABILIZING MANAGER, IN ACCORDANCE WITH ALL APPLICABLE LAWS AND RULES. THIS SUPPLEMENTS THE STABILIZATION PROVISION IN THE PROSPECTUS SUPPLEMENT DATED NOVEMBER 17, 2014 ISSUED BY MEXICO.

This pricing supplement does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this pricing supplement and the offer or sale of notes may be restricted by law in certain jurisdictions. Mexico and the managers do not represent that this pricing supplement may be lawfully distributed, or that any notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by Mexico or the managers which would permit a public offering of the notes or distribution of this pricing supplement in any jurisdiction where action for that purpose is required. Accordingly, no notes may be offered or sold, directly or indirectly, and neither this pricing supplement nor any offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations and the managers have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this pricing supplement comes are required by Mexico and the managers to inform themselves about and to observe any such restriction. In particular, there are restrictions on the distribution of this pricing supplement and the offer or sale of notes in Canada, Chile, Colombia, the European Economic Area, Hong Kong, Italy, Japan, Mexico, the Netherlands, Singapore, Switzerland, the United Kingdom and Uruguay, see the section entitled “Plan of Distribution.”

USE OF PROCEEDS

The net proceeds to Mexico from the sale of the notes will be approximately €        , after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately €        . Mexico intends to use the net proceeds of the sale of the notes for the general purposes of the Government of Mexico, including the refinancing, repurchase or retirement of domestic and external indebtedness of the Government. None of the managers shall have any responsibility for the application of the net proceeds of the 2024 notes or the 2045 notes.

DESCRIPTION OF THE NOTES

Mexico will issue the notes under an indenture, dated as of November 17, 2014, between Mexico and Deutsche Bank Trust Company Americas, as trustee. The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the notes and the indenture. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the indenture and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the trustee.

Aggregate Principal Amount:	For the 2024 notes: €

For the 2045 notes: €

Issue Price:	For the 2024 notes: %, plus accrued interest, if any, from March , 2015

For the 2045 notes: %, plus accrued interest, if any, from March , 2015

Issue Date:	March , 2015

Maturity Date:	For the 2024 notes: March , 2024

For the 2045 notes: March , 2045

Specified Currency:	Euro (€)

Authorized Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Form:	Registered; Book-Entry. Each of the notes will be represented by a single global note, without interest coupons, in registered form, to be deposited on or about the issue date with Deutsche Bank AG, London Branch. Deutsche Bank AG, London Branch will serve as common depositary for Euroclear and Clearstream, Luxembourg.

Interest Rate:	For the 2024 notes: % per annum, accruing from March , 2015

For the 2045 notes: % per annum, accruing from March , 2015

Interest Payment Dates:	Annually on March of each year, commencing on March , 2016

Regular Record Dates:	March of each year

Optional Redemption:	X Yes No

With respect to each series of notes, Mexico will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus interest accrued but not paid on the principal amount of such notes to the date of redemption. “Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes to be redeemed (exclusive of interest accrued but not paid to the date of redemption), discounted to the redemption date on an annual basis (assuming the actual number of days in a 365- or 366-day year) at the Benchmark Rate (as defined below) plus (a) in the case of the 2024 notes, basis points, or (b) in the case of the 2045 notes, basis points over (ii) the principal amount of such notes.

“Benchmark Rate” means, with respect to any redemption date, the rate per annum equal to the annual equivalent yield to maturity or interpolated maturity of the Comparable Benchmark Issue (as defined below), assuming a price for the Comparable Benchmark Issue (expressed as a percentage of its principal amount) equal to the Comparable Benchmark Price for such redemption date.

“Comparable Benchmark Issue” means the Bundesanleihe security or securities (Bund) of the German Government selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of euro-denominated corporate debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Dealers (as defined below) appointed by Mexico.

“Comparable Benchmark Price” means, with respect to any redemption date, (i) the average of the Reference Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Dealer Quotation or (ii) if Mexico obtains fewer than four such Reference Dealer Quotations, the average of all such quotations.

“Reference Dealer” means any of Barclays Bank PLC, Deutsche Bank AG, London Branch and Banco Santander, S.A. or their affiliates which are dealers of Bund of the German Government, and one other leading dealer of Bund of the German Government designated by Mexico, and their respective successors; provided that if any of the foregoing shall cease to be a dealer of Bund of the German Government, Mexico will substitute therefor another dealer of Bund of the German Government.

“Reference Dealer Quotation” means, with respect to each Reference Dealer and any redemption date, the average, as determined by Mexico, of the bid and asked prices for the Comparable Benchmark Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Dealer at 3:30 p.m., Frankfurt, Germany, time on the third business day preceding such redemption date.

Optional Repayment:	Yes X No

Indexed Note:	Yes X No

Foreign Currency Note:	X Yes No

Managers:	Barclays Bank PLC Deutsche Bank AG, London Branch Banco Santander, S.A.

Purchase Price:	For the 2024 notes: %, plus accrued interest, if any, from March , 2016

For the 2045 notes: %, plus accrued interest, if any, from March , 2016

Method of Payment:	Wire transfer of immediately available funds to an account designated by Mexico.

Listing:	Mexico will apply to list the notes on the Luxembourg Stock Exchange.

Trading:	Mexico will apply to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Securities Codes:

ISIN:	For the 2024 notes:

For the 2045 notes:

Common Code:	For the 2024 notes:

For the 2045 notes:

Trustee, Principal Paying Agent, Transfer Agent, Registrar and Authenticating Agent:	Deutsche Bank Trust Company Americas

Exchange Rate Agent:	An entity to be determined by Mexico, which entity may be Deutsche Bank Trust Company Americas.

Luxembourg Paying and Transfer Agent:	KBL European Private Bankers S.A.

Further Issues:	Mexico may from time to time, without the consent of holders of the 2024 notes or the 2045 notes, as the case may be, create and issue notes of such series having the same terms and conditions as the applicable series of notes offered pursuant to this pricing supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon; provided, however, that any such additional 2024 notes and 2045 notes shall be issued either in a “qualified reopening” for U.S. federal income tax purposes or with no more than de minimis original issue discount for U.S. federal income tax purposes. Additional 2024 notes and 2045 notes issued in this manner will be consolidated with, and will form a single series with, any such other outstanding notes of that series.

Payment of Principal and Interest:	Principal of and interest on the 2024 notes and the 2045 notes, except as described below, will be payable by Mexico to the Paying Agent in euro. Holders of the notes will not have the option to elect to receive payments in U.S. dollars.

If Mexico determines that euro are not available for making payments on the notes due to the imposition of exchange controls or other circumstances beyond Mexico’s control, then payments on the notes shall be made in U.S. dollars until Mexico determines that euro are again available for making these payments. In these circumstances, U.S. dollar payments in respect of the notes will be made at a rate determined by the exchange rate agent in accordance with the Exchange Rate Agency Agreement between Mexico and the exchange rate agent. Any payment made under such circumstances in U.S. dollars will not constitute an Event of Default under the notes.

Governing Law:	New York; provided, however, that all matters governing Mexico’s authorization and execution of the indenture and the notes will be governed by and construed in accordance with the law of Mexico. Notwithstanding any authorization or any reserved matter modification, all matters related to the consent of holders and to modifications of the indenture or the notes will always be governed by and construed in accordance with the law of the State of New York.

Additional Provisions:	The notes will contain provisions regarding future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Those provisions are described beginning on page 8 of the accompanying prospectus dated November 10, 2014.

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2013 (the 2013 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2013 Form 18-K, you should rely on the information in this section.

The Economy

Legal and Political Reforms

On February 16, 2015, a statement made by Pedro Joaquín Coldwell, Mexico’s Secretary of Energy, pursuant to the Décimo Cuarto Transitorio (Fourteenth Transitory Article) of the Ley de la Comisión Federal de Electricidad (Federal Commission of Electricity Law) was published in the Diario Oficial de la Federación (Official Gazette of the Federation). In this statement, Coldwell declared that the Board of Directors of the Comisión Federal de Electricidad (Federal Commission of Electricity, or CFE), established on January 27, 2015, contains the adequate mechanisms for oversight, transparency and accountability required under the Federal Commission of Electricity Law.

Prices and Wages

During 2014, consumer inflation (as measured by the change in the national consumer price index) was 4.1%, 0.1 percentage points higher than consumer inflation during 2013. This was due to the implementation of recent tax reforms, the effect of which began to diminish in November 2014.

Interest Rates

On February 24, 2015, the 28-day Cetes rate was 3.3% and the 91-day Cetes rate was 3.3%.

Employment and Labor

According to preliminary figures, Mexico’s unemployment rate was 4.4% as of December 31, 2014, a 0.5 percentage point decrease from the rate registered on December 31, 2013.

As of December 31, 2014, the total economically active population in Mexico older than 15 years of age consisted of 52.1 million individuals, while the unemployed population in Mexico older than 15 years of age consisted of 2.3 million individuals. The table below sets forth the total, as well as the percentage, of unemployed individuals in Mexico based on age and gender as of December 31, 2014:

Unemployed Population by Age and Gender

	Total	%	Men	%	Women	%

Total	2,284,602	100%	1,392,328	61%	892,274	39%

15-24 years	841,764	37%	495,719	36%	346,045	39%

25-44 years	1,044,642	46%	594,649	43%	449,993	50%

45-64 years	360,364	16%	270,320	19%	90,044	10%

65+ years	37,832	2%	31,640	2%	6,192	1%

Source: INEGI

Unemployment has been, and continues to be, particularly widespread in rural areas, where, according to INEGI’s 2010 housing and population census, approximately 22.2% of the population resides. The following table sets forth the unemployment rate and the total unemployed population in Mexico by state as of December 31, 2014:

	Unemployment Rate %	Population
Aguascalientes	5.5	1,270,174
Baja California	4.7	3,432,944
Baja California Sur	6.0	741,037
Campeche	2.6	894,136
Coahuila	5.3	2,925,594
Colima	5.0	710,982
Chiapas	2.9	5,186,572
Chihuahua	4.3	3,673,342
Distrito Federal	6.0	8,874,724
Durango	5.5	1,746,805
Guanajuato	4.2	5,769,524
Guerrero	2.1	3,546,710
Hidalgo	3.6	2,842,784
Jalisco	4.9	7,838,010
México	5.3	16,618,929
Michoacán	4.0	4,563,849
Morelos	3.3	1,897,393
Nayarit	4.5	1,201,202
Nuevo León	4.1	5,013,589
Oaxaca	2.6	3,986,206
Puebla	3.4	6,131,498
Querétaro	5.5	1,974,436
Quintana Roo	4.7	1,529,877
San Luis Potosí	2.8	2,728,208
Sinaloa	3.8	2,958,691
Sonora	5.1	2,892,464
Tabasco	6.2	2,359,444
Tamaulipas	4.8	3,502,721
Tlaxcala	4.6	1,260,628
Veracruz	3.4	7,985,893
Yucatán	2.6	2,091,513
Zacatecas	4.3	1,563,324

Source: INEGI and Consejo Nacional de Poblacion (National Population Council)

The services sector employs the largest percentage of Mexico’s economically active population. The following table sets forth the percentage of Mexico’s economically active population by sector of the Mexican economy as of December 31, 2014:

Percentage
Services	42.1
Commerce	19.7
Manufacturing	15.8
Agriculture	13.4
Construction	7.6
Other	0.8
Unspecified	0.6

Source: INEGI and National Population Council

Principal Sectors of the Economy

Agriculture

From 2013 to 2014, sugar harvesting levels decreased. The 2013-2014 harvest yielded 6.5 million tons of sugar, as compared to the 7.0 million tons of sugar yielded during the 2012-2013 harvest. The decrease in sugar production during the 2013-2014 sugar harvest cycle was primarily caused by adverse weather conditions. World sugar production has similarly decreased over the past two years, yielding 175.0 million tons during the 2013-2014 sugar harvest cycle.

Financial System

Central Bank and Monetary Policy

At December 31, 2014, Mexico’s M1 money supply was 24.8% greater in real terms than the level at December 31, 2013. The amount of bills and coins held by the public as of December 31, 2014 was 12.5% greater in real terms than at December 31, 2013. In addition, the aggregate amount of checking account deposits denominated in pesos as of December 31, 2014 was 7.8% greater in real terms than on the same date in 2013.

At December 31, 2014, financial savings — defined as the difference between the monetary aggregate M4 and bills and coins held by the public — were 10.2% greater in real terms than financial savings at December 31, 2013. Savings generated by Mexican residents as of December 31, 2014 increased by 6.0% and savings generated by non-residents increased by 14.7%, both in real terms, as compared to the same period of 2013.

At February 20, 2015, the monetary base totaled Ps. 1,013.0 billion, a 5.0% nominal decrease from the level of Ps. 1,066.3 billion at December 31, 2014, due to a decrease in the demand for bills and coins.

The Securities Markets

The Bolsa Mexicana de Valores (BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC) based on a group of the 35 most actively traded shares.

At February 24, 2015, the IPC stood at 43,922 points, representing a 1.8% increase from the level at December 31, 2014.

Banking Supervision and Support

At December 31, 2014, the total loan portfolio of the banking system was 5.5% greater in real terms than the total loan portfolio at December 31, 2013. According to preliminary figures, at December 31, 2014, the total amount of past-due commercial bank loans (excluding those banks undergoing government intervention and those in special situations) was Ps. 91.3 billion, as compared to Ps. 91.2 billion at December 31, 2013. Moreover, the past-due loan ratio of commercial banks was 2.8%, which represents a slight variation as compared to a ratio of 3.1% at December 31, 2013. The amount of loan loss reserves held by commercial banks at December 31, 2014 totaled Ps. 115.6 billion, as compared to Ps. 127.4 billion at December 31, 2013. As a result, commercial banks had reserves covering 126.7% of their past-due loans, well exceeding the minimum reserve level of 10.5%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during 2014, Mexico registered a trade deficit of U.S. $2.4 billion, as compared to a trade deficit of U.S. $1.2 billion during 2013. This was caused by a decrease in the surplus of oil products and a deficit reduction in non-oil products. In particular, exports increased or decreased as follows, each as compared to 2013:

•	petroleum exports decreased by 13.2%;

•	non-petroleum exports increased by 7.3%;

•	merchandise exports increased by 4.6%, to U.S. $397.5 billion, as compared to U.S. $380.0 billion in 2013; and

•	exports of manufactured goods (which represented 95.1% of total merchandise exports) increased by 7.2%.

According to preliminary figures, during 2014, total imports increased by 4.9%, to U.S. $400.0 billion, as compared to U.S. $381.2 billion during 2013. This was caused by an increase in the imports of intermediate goods and consumer goods. In particular, imports increased as follows, each as compared to 2013:

•	imports of intermediate goods increased by 6.0%;

•	imports of capital goods increased by 1.5%; and

•	imports of consumer goods increased by 1.7%.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated below.

Exports and Imports

	2009	2010	2011	2012	2013	2014(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$30,831	$41,693	$56,443	$52,956	$49,493	$42,979
Crude oil	25,614	35,919	49,381	46,852	42,723	36,248
Other	5,217	5,775	7,063	6,103	6,770	6,731
Non-oil products	198,872	256,780	292,990	317,814	330,534	354,556
Agricultural	7,726	8,610	10,310	10,914	11,246	12,204
Mining	1,448	2,424	4,064	4,907	4,714	5,064
Manufactured goods(2)	189,698	245,745	278,617	301,993	314,573	337,289

Total merchandise exports	229,704	298,473	349,433	370,770	380,027	397,535
Merchandise imports (f.o.b.)
Consumer goods	32,828	41,423	51,790	54,272	57,329	58,299
Intermediate goods(2)	170,912	229,812	264,020	277,911	284,823	302,031
Capital goods	30,645	30,247	35,032	38,568	39,057	39,647

Total merchandise imports	234,385	301,482	350,843	370,752	381,210	399,977

Trade balance	$(4,681)	$(3,009)	$(1,410)	$18	$(1,184)	$(2,442)

Average price of Mexican oil mix(3)	$57.40	$72.46	$101.13	$101.96	$98.46	$86.00

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the maquiladora (or the in-bond industry).
(3)	In U.S. dollars per barrel.

Source: Banco de México / PEMEX.

Balance of International Payments

At February 20, 2015, Banco de México’s international reserves totaled U.S. $195.6 billion, an increase of U.S. $2.6 billion as compared to international reserves at December 31, 2014. At February 20, 2015, Banco de México’s net international assets totaled U.S. $196.4 billion, an increase of U.S. $161.1 million from the amount at December 31, 2014.

On November 7, 2014, Banco de México’s Foreign Exchange Commission submitted a request to the International Monetary Fund (the IMF) for an advanced renewal and amendment of Mexico’s contingent credit line with the IMF. This request would extend the term of the credit line another two years. On November 26, 2014, the IMF granted this request. Following this renewal and amendment, the amount available under Mexico’s credit line with the IMF is approximately U.S. $70 billion. As of the date of this report, no amounts have been disbursed under this credit line.

Exchange Controls and Foreign Exchange Rates

The peso/U.S. dollar exchange rate announced by Banco de México on February 24, 2015 (which took effect on the second business day thereafter) was Ps. 14.9712 = U.S. $1.00.

Public Finance

Revenues and Expenditures

In nominal pesos and according to preliminary figures, the public sector balance registered a deficit of Ps. 545.0 billion (including physical investment expenditures by PEMEX) during 2014. This deficit was Ps. 374.2 billion during 2013. The public sector balance registered a deficit of Ps. 412.3 billion (excluding physical investment expenditures by PEMEX) during 2014, as compared to a Ps. 338.6 billion deficit registered during 2013.

In nominal pesos and according to preliminary figures, including physical investment expenditures by PEMEX, the total primary balance registered a deficit of Ps. 193.3 billion during 2014, 208.5% higher in real terms than during 2013. This decrease was primarily due to a corresponding decrease in the Government’s budgetary balance.

According to preliminary figures, during 2014, public sector budgetary revenues amounted to Ps. 3,983.4 billion in nominal pesos, 0.8% greater in real terms as compared to 2013. In particular, during 2014, revenues have increased or decreased as follows, each in real terms and as compared to 2013:

•	crude oil revenues decreased by 7.5%;

•	non-oil tax revenues increased by 6.1%; and

•	non-tax revenues (as a percentage of total public sector budgetary revenues) increased by 2.8%.

The following table shows the composition of public sector budgetary expenditures for the fiscal years 2009-2014, as well as the projected expenditures set forth in the 2015 Budget. This table also includes the budgetary expenditures of various public agencies such as PEMEX, CFE, Luz y Fuerza del Centro (LYFC), the Instituto Mexicano del Seguro Social (IMSS) and the Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (ISSSTE).

Public Sector Budgetary Expenditures

	2009	2010	2011	2012	2013	2014(1)	2015 Budget(1)(2)(3)
	(in billions of constant pesos(4))

Budgetary expenditures	3,088.9	3,333.9	3,631.3	3,920.3	4,178.3	4,530.6	4,663.6
Current expenditures	2,482.2	2,673.9	2,927.8	3,178.8	3,302.5	3,633.2	3,820.1
Salaries	462.9	477.6	519.2	564.5	589.1	633.3	692.3
Federal Government	186.0	196.2	207.0	228.2	229.4	245.1	279.4
Public agencies	276.9	281.4	312.2	336.3	359.6	388.2	413.0
PEMEX	83.0	90.3	99.6	106.6	113.8	122.7	133.2
CFE	45.3	48.3	58.3	65.1	70.7	79.4	83.1
LYFC	16.9	0.0	0.0	0.0	0.0	0.0	0.0
IMSS	107.1	115.8	124.9	133.7	142.5	152.2	161.9
ISSSTE	24.6	27.1	29.4	30.9	32.6	33.9	34.7
Interest	262.8	255.8	273.9	305.1	314.6	346.0	401.5
Federal Government	231.3	216.3	240.5	256.9	270.3	291.8	333.0
Public agencies	31.5	39.5	33.4	48.2	44.3	54.2	68.5
PEMEX	26.8	33.4	25.2	38.4	32.6	42.7	54.0
CFE	4.8	6.0	8.2	9.8	11.7	11.5	14.5
LYFC	0.0	0.0	0.0	0.0	0.0	0.0	0.0
IMSS	0.0	0.0	0.0	0.0	0.0	0.0	0.0
ISSSTE	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Current transfers, net	714.4	762.0	857.5	931.2	992.5	1,108.4	1,194.0
Total	981.4	1,048.1	1,159.2	1,279.4	1,367.8	1,513.1	1,593.2
To public sector	267.0	286.1	301.7	348.2	375.3	404.8	399.3
States’ revenue sharing	375.7	437.3	477.3	494.3	532.5	584.7	607.1
Acquisitions	190.6	216.6	240.9	266.3	270.4	240.0	233.1
Federal Government	17.9	18.7	21.2	20.3	18.4	20.1	23.1
Public agencies	172.6	197.9	219.7	246.0	252.0	219.9	210.0
PEMEX	13.0	11.9	9.7	10.2	8.8	7.9	9.1
CFE	116.8	138.2	153.1	173.9	183.1	151.5	133.1
LYFC	1.4	0.0	0.0	0.0	0.0	0.0	0.0
IMSS	31.7	35.2	39.1	46.0	44.9	48.0	51.5
ISSSTE	9.7	12.6	17.9	15.9	15.2	12.4	16.3
Other current expenditures	475.8	524.6	559.0	617.5	603.4	720.8	692.1
Federal Government	135.7	151.2	168.6	176.3	149.8	198.9	172.8
Public agencies	340.2	373.4	390.4	441.1	453.6	522.0	519.3
PEMEX	41.6	41.4	34.2	35.4	33.7	45.2	31.9
CFE	47.9	48.6	38.4	51.4	36.7	45.2	54.5
LYFC	0.1	0.0	0.0	0.0	0.0	0.0	0.0
IMSS	159.9	181.2	202.1	227.8	246.6	277.7	278.5
ISSSTE	90.7	102.2	115.7	126.5	136.6	154.0	154.5
Capital expenditures	606.6	660.1	703.5	741.5	875.8	897.4	874.5
Federal Government	309.3	349.3	388.8	387.2	502.5	496.6	455.4
Public agencies	297.4	310.8	314.8	354.3	373.3	400.8	419.1
PEMEX	249.6	266.5	266.0	309.9	331.3	356.8	366.4
CFE	31.4	32.1	36.0	34.1	33.8	40.3	43.8
LYFC	3.4	0.0	0.0	0.0	0.0	0.0	0.0
IMSS	5.6	7.5	8.4	8.1	3.2	2.5	5.8
ISSSTE	7.2	4.6	4.4	2.2	4.9	1.2	3.2
Payments due in previous years	—	—	—	—	—	—	(31.1)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Refers to financing cost including interest resources, commissions and public debt expenditure.
(3)	Figures taken from the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal (Federal Expenditure Budget) for the fiscal year 2015, as approved by Congress on November 13, 2014. These figures do not take into account expenditure reductions recently announced by the government on January 30, 2015.
(4)	Constant pesos with purchasing power as of December 31, 2008.

Source: Ministry of Finance and Public Credit.

According to preliminary figures, during 2014, net public sector budgetary expenditures increased by 8.4% in real terms as compared to 2013. Net public sector budgetary programmable expenditures (excluding physical investment by PEMEX) increased by 3.8% in real terms as compared to 2013. During 2014, the financial cost of public sector debt increased by 5.8% in real terms as compared to 2013.

As of December 31, 2014:

•	the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 14.5 billion;

•	the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 5.7 billion; and

•	the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) did not have any remaining funds.

Public Debt

Internal Public Debt

According to preliminary figures, at December 31, 2014, net internal debt of the Federal Government of Mexico (the “Government”) totaled Ps. 4,324.1 billion, an 11.1% increase in nominal terms as compared to Ps. 3,893.9 billion outstanding at December 31, 2013. This debt figure includes the Ps. 161.5 billion liability associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2013 Form 18-K. The net internal debt of the public sector, on the other hand, totaled Ps. 4,810.0 billion according to preliminary figures, a 13.7% increase in nominal terms as compared to the Ps. 4,230.9 billion outstanding at December 31, 2013.

According to preliminary figures, at December 31, 2014, the Government’s gross internal debt totaled Ps. 4,546.6 billion, an 11.9% increase in nominal terms as compared to Ps. 4,063.2 billion outstanding at December 31, 2013. Of the total gross internal debt at December 31, 2014, Ps. 520.8 billion represented short-term debt, as compared to Ps. 480.6 billion at the end of 2013, and Ps. 4,025.8 billion represented long-term debt, as compared to Ps. 3,582.6 billion at the end of 2013. The gross internal debt of the public sector, on the other hand, totaled Ps. 5,049.5 billion at December 31, 2014 according to preliminary figures, a 14.5% increase in nominal terms as compared to Ps. 4,408.9 billion outstanding at December 31, 2013.

According to preliminary figures, at December 31, 2014, the Government’s financing costs on its internal debt totaled Ps. 245.4 billion, or 1.5% of GDP, representing a 10.1% nominal increase as compared to its financing costs of Ps. 222.8 billion, or 1.3% of GDP, during the same period of 2013.

As of December 31, 2014, the average maturity of the Government’s internal debt increased to 8.1 years.

The following table summarizes the net internal debt of the Government at each of the dates indicated.

Net Internal Debt of the Government(1)

	At December 31,
	2009			2010			2011			2012			2013			2014(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	2,379.3	88.0%	Ps.	2,553.9	88.4%	Ps.	2,882.8	90.2%	Ps.	3,257.8	91.1%	Ps.	3,734.1	91.9%	Ps.	4,223.3	92.9%
Cetes		498.8	18.5		394.0	13.6		456.6	14.3		531.3	14.9		635.6	15.6		678.7	14.9%
Floating Rate Bonds		243.5	9.0		183.1	6.3		202.5	6.3		200.4	5.6		216.6	5.3		232.6	5.1%
Inflation-Linked Bonds		430.6	15.9		530.1	18.4		642.1	20.1		747.2	20.9		888.7	21.9		1,011.1	22.2%
Fixed Rate Bonds		1,206.5	44.6		1,446.8	50.1		1,581.6	49.5		1,777.9	49.7		1,989.6	49.0		2,295.8	50.5%
STRIPS of Udibonos		—	—		—	—		—	—		1.0	0.0		3.6	0.1		5.1	0.1%
Other(3)		323.4	12.0		334.4	11.6		314.9	9.8		317.6	8.9		329.1	8.1		323.3	7.1%

Total Gross Debt	Ps.	2,702.8	100.0%	Ps.	2,888.3	100.0%	Ps.	3,197.7	100.0%	Ps.	3,575.3	100.0%	Ps.	4,063.2	100.0%	Ps.	4,546.6	100%

Net Debt
Financial Assets(4)		(231.4)			(79.4)			(85.6)			(74.2)			(169.3)			(222.5)

Total Net Debt	Ps.	2,471.3		Ps.	2,808.9		Ps.	3,112.1		Ps.	3,501.1		Ps.	3,893.9		Ps.	4,324.1

Gross Internal Debt/GDP			21.2%			20.6%			20.5%			22.1%			24.2%			27.1%
Net Internal Debt/GDP			19.3%			20.1%			19.9%			21.6%			23.2%			25.8%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria (none of which are outstanding since December 31, 2011). This is because this does not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 193.9 billion for 2009, Ps. 193.0 billion for 2010, Ps. 171.9 billion for 2011, Ps. 169.0 billion for 2012, Ps. 165.5 billion for 2013 and Ps. 161.5 billion for 2014 in liabilities associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2013 Form 18-K.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

According to preliminary figures, at December 31, 2014, outstanding gross public sector external debt totaled U.S. $147.7 billion, an approximate U.S. $13.3 billion increase from the U.S. $134.4 billion outstanding at the end of 2013. Of this amount, U.S. $142.9 billion represented long-term debt and U.S. $4.8 billion represented short-term debt. Net external indebtedness also increased U.S. $14.3 billion during 2014 due to an increase in the indebtedness of the Government and public companies. Overall, total public debt (gross external debt plus net internal public sector debt) represented approximately 38.2% of nominal GDP, an increase of three percentage points from the end of 2013.

The following tables set forth a summary of Mexico’s external public debt, including a breakdown of such debt by currency, net external public sector debt, the Government’s gross external debt, the Government’s net external debt and the Government’s net debt.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Government		Long-Term Debt of Budget- Controlled Agencies		Other Long-Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short-Term Debt
	(in millions of U.S. dollars)
At December 31,
2009	U.S. $	47,350	U.S. $	41,048	U.S. $	6,202	U.S. $	94,600	U.S. $	1,754	U.S. $	96,354
2010		56,168		45,536		6,385		108,089		2,339		110,428
2011		60,590		47,436		5,625		113,651		2,769		116,420
2012		66,912		50,063		5,626		122,601		3,125		125,726
2013		71,817		53,358		5,734		130,909		3,527		134,436
2014		78,379		58,863		5,627		142,869		4,797		147,666

By Currency(3)

	At December 31,
	2009			2010			2011			2012			2013			2014
	(in millions of U.S. dollars, except for percentages)

U.S. dollars	U.S. $	77,919	80.9%	U.S. $	90,882	82.3%	U.S. $	97,048	83.4%	U.S. $	105,836	84.2%	U.S. $	111,647	83.1%	U.S. $	121,927	82.6%
Japanese yen		4,541	4.7		6,864	6.2		6,793	5.8		6,847	5.4		5,519	4.1		5,058	3.4
Pounds sterling		1,981	2.1		1,920	1.7		1,906	1.6		1,993	1.6		1,369	1.0		401	0.3
Swiss francs		716	0.7		953	0.9		910	0.8		961	0.8		969	0.7		2,848	1.9
Others		11,197	11.6		9,809	8.9		9,763	8.4		10,089	8.0		14,932	11.1		17,432	11.8

Total	U.S. $	96,354	100.0%	U.S. $	110,428	100.0%	U.S. $	116,420	100.0%	U.S. $	125,726	100.0%	U.S. $	134,436	100.0%	U.S. $	147,666	100.0%

Net External Debt of the Public Sector

	At December 31,
	2009		2010		2011		2012		2013		2014
	(in millions of U.S. dollars, except for percentages)

Total Net Debt	U.S. $	91,721.9	U.S. $	104,679.1	U.S. $	113,631.6	U.S. $	121,659.0	U.S. $	130,949.7	U.S. $	145,284.7
Gross External Debt/GDP		9.85%		9.75%		10.43%		10.09%		10.48%		12.00%
Net External Debt/GDP		9.38%		9.24%		10.18%		9.77%		10.21%		11.80%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which were outstanding as of July 31, 2014) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes development banks’ debt and the debt of other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

Gross External Debt of the Federal Government

	At December 31,
	2009			2010			2011			2012			2013			2014
	(in millions of U.S. dollars, except for percentages)

U.S. dollars	U.S. $	41,578	85.4%	U.S. $	47,869	83.7%	U.S. $	51,704	84.3%	U.S. $	57,465	85.2%	U.S. $	62,285	86.3%	U.S. $	65,127	82.9%
Japanese yen		1,665	3.4%		3,756	6.6%		3,933	6.4%		4,433	6.6%		3,643	5.0%		3,686	4.7%
Swiss francs		242	0.5%		269	0.5%		267	0.5%		—	0.0%		—	0.0%		—	0.0%
Pounds sterling		770	1.6%		746	1.3%		741	1.2%		774	1.1%		789	1.1%		2,302	2.9%
Euros		4,454	9.2%		4,547	9.0%		4,708	7.7%		4,789	7.1%		5,463	7.6%		7,458	9.5%

Total	U.S. $	48,708	100.0%	U.S. $	57,187	100.0%	U.S. $	61,352	100.0%	U.S. $	67,461	100.0%	U.S. $	72,180	100.0%	U.S. $	78,573	100.0%

Net External Debt of the Federal Government

	At December 31,
	2009		2010		2011		2012		2013		2014
	(in millions of U.S. dollars, except for percentages)

Total Net Debt	U.S. $	46,207.8	U.S. $	52,339	U.S. $	59,642.5	U.S. $	66,016.5	U.S. $	69,910.4	U.S. $	77,352.4
Gross External Debt/GDP		4.98%		5.05%		5.50%		5.42%		5.63%		6.40%
Net External Debt/GDP		4.72%		4.62%		5.35%		5.30%		5.45%		6.30%

Net Debt of the Federal Government

	At December 31,
	2009	2010	2011	2012	2013	2014
External Debt	19.63%	18.72%	21.14%	19.70%	19.01%	20.84%
Internal Debt	80.37%	81.28%	78.86%	80.30%	80.99%	79.16%

Recent Securities Offerings

•	On January 23, 2015, Mexico issued U.S. $1.0 billion of its 3.600% Global Notes due 2025 and U.S. $3.0 billion of its 4.600% Global Notes due 2046. The transaction was part of a tender offer in which holders of a certain series of Mexico’s outstanding U.S. dollar-denominated debt securities were allowed to tender those debt securities for cash. The notes were issued under Mexico’s U.S. $110 billion MTN program.

PLAN OF DISTRIBUTION

The managers severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of the notes listed opposite their names below. The terms agreement, dated as of February     , 2015, between Mexico and the managers provides the terms and conditions that govern this purchase.

Managers	Principal Amount of 2024 Notes	Principal Amount of 2045 Notes

Barclays Bank PLC	€	€
Deutsche Bank AG, London Branch	€	€
Banco Santander, S.A.	€	€

Total	€	€

Barclays Bank PLC, Deutsche Bank AG, London Branch and Banco Santander, S.A. are acting as joint lead managers in connection with the offering of the notes.

The managers plan to offer the notes at the respective prices set forth for the 2024 notes and the 2045 notes on the cover page of this pricing supplement. After the initial offering of the notes, the managers may vary the offering prices and other selling terms.

The managers are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the managers of certificates of officials and legal opinions. The managers reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Some of the managers and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Mexico or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the managers and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Mexico or its affiliates. Certain of the managers or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such managers and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The managers and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In order to facilitate the offering of the notes, Barclays Bank PLC and/or the managers may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the managers may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the managers have), creating a short position in the notes for their own accounts;

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes; or

•	if the managers repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The managers are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment must be conducted by the relevant Stabilizing Manager, or any person acting on behalf of the Stabilizing Manager, in accordance with all applicable laws and rules. This supplements the stabilization provision in the prospectus supplement dated November 17, 2014 issued by Mexico.

Certain of the managers and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico. These transactions and services are carried out in the ordinary course of business.

It is expected that delivery of the notes will be made against payment therefor on the sixth day following the date hereof (such settlement cycle being referred to herein as “T+6”). Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next three business days will be required, by virtue of the fact that the notes initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the next three succeeding business days should consult their own advisors.

The net proceeds to Mexico from the sale of the notes will be approximately €        , after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately €        .

The managers have agreed to pay for certain expenses of Mexico in connection with the offering of the notes.

Mexico has agreed to indemnify the managers against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

Selling Restrictions

The notes are being offered for sale in jurisdictions where it is legal to make such offers. The managers have agreed that they will not offer or sell the notes, or distribute or publish any document or information relating to the notes, in any place without complying with the applicable laws and regulations of that place. If you receive this pricing supplement and the related prospectus supplement and prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

Canada

The notes may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Chile

Notice to Chilean Investors

Pursuant to the Securities Market Law of Chile and Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the Superintendency of Securities and Insurance of Chile (Superintendencia De Valores y Seguros or “SVS”) (“Rule 336”), the notes may be privately offered to certain Qualified Investors identified as such by Rule 336 (which in turn are further described in rule no. 216, dated June 12, 2008, of the SVS).

Rule 336 requires the following information to be made to prospective investors in Chile:

1.	Date of commencement of the offer: February , 2015. The offer of the notes is subject to Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the SVS;

2.	The subject matter of this offer are securities not registered with the Securities Registry (Registro de Valores) of the SVS, nor with the Foreign Securities Registry (Registro de Valores Extranjeros) of the SVS, due to the notes not being subject to the oversight of the SVS;

3.	Since the notes are not registered in Chile there is no obligation by the issuer to deliver public information about the notes in Chile; and

4.	The notes shall not be subject to public offering in Chile unless registered with the relevant securities registry of the SVS.

This information has been translated into Spanish below.

Información a los Inversionistas Chilenos

De conformidad con la Ley n° 18.045, de Mercado de Valores y la Norma de Carácter General n° 336 (la “NCG 336”), de 27 de junio de 2012, de la Superintendencia de Valores y Seguros de Chile (la “SVS”), los bonos pueden ser ofrecidos privadamente a ciertos “Inversionistas Calificados”, a los que se refiere la NCG 336 y que se definen como tales en la norma de carácter general n° 216, de 12 de junio de 2008, de la SVS.

La siguiente información se proporciona a potenciales inversionistas de conformidad con la NCG 336:

1.	La oferta de los bonos comienza el de febrero de 2015, y se encuentra acogida a la Norma de Carácter General N° 336, de fecha 27 de junio de 2012, de la SVS;

2.	La oferta versa sobre valores no inscritos en el Registro de Valores o en el Registro de Valores extranjeros que lleva la SVS, por lo que tales valores no están sujetos a la fiscalización de esa superintendencia;

3.	Por tratarse de valores no inscritos en Chile no existe la obligación por parte del emisor de entregar en Chile información pública sobre estos valores; y

4.	Estos valores no podrán ser objeto de oferta pública en Chile mientras no sean inscritos en el registro de valores correspondiente.

Colombia

The notes have not been and will not be registered before the Colombian National Registry of Securities and Issuers or with any Colombian Securities Exchange or Treading System. This pricing supplement does not constitute and may not be used for, or in connection with, a public offering as defined under Colombian law and shall be valid in Colombia only to the extent permitted by Colombian law. The notes may only be exchanged inside the Territory of the Republic of Colombia to the extent permitted by Colombian law. This pricing supplement is for the sole and exclusive use of the addressee as a designated individual/investor, and cannot be considered as being addressed to or intended for the use of any third party, including any of such party’s shareholders, administrators or employees, or by any other third party resident in Colombia. The information contained in this pricing supplement is provided for assistance purposes only and no representation or warranty is made as to the accuracy or completeness of the information contained herein. Please note that, under Colombian regulations, any offering addressed to 100 or more named individuals or companies shall be considered as a public offering, requiring prior approval of Colombia’s Financial Superintendency and listing on the Colombian Stock Exchange.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this pricing supplement in relation thereto to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives of Mexico for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of notes shall require Mexico or any manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of the notes to the public” in relation to the notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in each Relevant Member State.

This pricing supplement has been prepared on the basis that any offer of the notes in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive, from the requirement to publish a prospectus for offers of the notes. Accordingly, any person making or intending to make an offer in that Relevant Member State of the notes contemplated in this pricing supplement in relation to the offer of the notes may only do so in circumstances in which no obligation arises for Mexico or any manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither Mexico nor any manager have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for Mexico or any manager to publish a prospectus for such offer.

The above selling restriction is in addition to any other selling restrictions set forth herein.

Hong Kong

The notes may not be offered or sold in Hong Kong by means of any document other than (a) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) (the “CWUMPO”), or (b) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) (the “SFO”) and any rules made thereunder, or (c) in other circumstances which do not result in the document being a “prospectus” as defined in the CWUMPO, and no advertisement, invitation or document relating to the notes may be issued, or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Italy

The offering of the notes has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no notes may be offered, sold or delivered, nor copies of this pricing supplement, the accompanying prospectus, prospectus supplement, or any other documents relating to the notes may be distributed in Italy except:

(a)	to “qualified investors”, as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

(b)	in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the notes or distribution of copies of this pricing supplement, the accompanying prospectus, prospectus supplement or any other documents relating to the notes in Italy must be:

(a)	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

(b)	in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

(c)	in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the notes on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended, the “Financial Instruments and Exchange Law”) and each manager has represented and agreed that it has not offered or sold, and will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, Paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Act (Act No. 288 of 1949, as amended)), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Mexico

The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”) and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to qualified and institutional investors in Mexico pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement or in the prospectus supplement or in the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

Netherlands

In addition and without prejudice to the EEA selling restrictions above, zero coupon Notes in bearer form on which interest does not become due and payable during their term but only at maturity and other Notes in bearer form that qualify as savings certificates (spaarbewijzen) within the meaning of the Dutch Savings Certificates Act (Wet inzake spaarbewijzen) may be transferred or accepted only through the mediation of either the Issuer or a member of Euronext Amsterdam N.V. and with due observance of the Dutch Savings Certificates Act and its implementing regulations (including the registration requirements), provided that no such mediation is required in respect of (i) the initial issue of such Notes to the first holders thereof, (ii) any transfer and delivery by natural persons who do not act in the conduct of a profession or trade, and (iii) the issue and trading of such Notes, if such Notes are physically issued outside the Netherlands and not distributed in the Netherlands in the course of primary trading or immediately thereafter; in addition (i) certain identification requirements in relation to the issue and transfer of, and payment on, such Notes have to be complied with, (ii) any reference in publications concerning such Notes to the words “to bearer” is prohibited, (iii) so long as such Notes are not listed at Euronext Amsterdam N.V., each transaction involving a transfer of such Notes must be recorded in a transaction note, containing, at least, the name and address of the counterparty to the transaction, the nature of the transaction, and a description of the amount, registration number(s), and type of the Notes concerned, and (iv) the requirement described under (iii) must be printed on such Notes.

Each manager has acknowledged and agreed that it has not and will not make an offer of the notes to the public in the Netherlands in reliance on Article 3(2) of the Prospectus Directive unless (i) such offer is made exclusively to persons or entities which are (a) qualified investors as defined in the Prospectus Directive or (b) represented by eligible discretionary asset managers in accordance with Article 55 of the Exemption Regulation DFSA (Vrijstellingsregeling Wft), or (ii) a standard warning is used as required by Article 5:5(2) or 5:20(5) of the Dutch Financial Supervision Act (Wet op het financieel toezicht or DFSA), provided that no such offer of notes shall require Mexico or any manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive. For the purpose of this paragraph the expression “Prospectus Directive” means Directive 2003/71/EC as amended and implemented in Dutch law.

Notes with a maturity of less than 12 months must either (a) have a minimum denomination of EUR 100,000, or (b) be offered solely to professional market parties (professionele marktpartij) within the meaning of the DFSA and the rules promulgated thereunder.

Singapore

None of this pricing supplement, the accompanying prospectus or prospectus supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each manager has represented and agreed that this pricing supplement, the accompanying prospectus, prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes has not been and will not be circulated or distributed by it nor have the notes been, nor will the notes be, offered or sold by it, or be made the subject of an invitation for subscription or purchase by it, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (however described) in that trust shall not be transferred within 6 months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA, except: (1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person from an offer referred to in Section 275 (1A) or 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The offer and sale of the notes is made in Switzerland on the basis of a private placement, not as a public offering. This pricing supplement is not intended to constitute an offer or solicitation to purchase or invest in the notes described herein. The notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this pricing supplement nor any other offering or marketing material relating to the notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations, and neither this pricing supplement nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

United Kingdom

Each manager has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to Mexico; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

This pricing supplement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Uruguay

The sale of the notes qualifies as a private placement pursuant to section 2 of Uruguayan law 18.627. Mexico represents and agrees that it has not offered or sold, and will not offer or sell, any notes to the public in Uruguay, except in circumstances which do not constitute a public offering or distribution under Uruguayan laws and regulations. The notes are not and will not be registered with the Central Bank of Uruguay to be publicly offered in Uruguay.

See “Plan of Distribution” in the prospectus supplement for additional restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under this pricing supplement.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

México, D.F. 01020

TRUSTEE, REGISTRAR, TRANSFER AGENT,

AUTHENTICATING AGENT AND

PRINCIPAL PAYING AGENT

Deutsche Bank Trust Company Americas

60 Wall Street, 16th Floor

New York, NY 10005

LUXEMBOURG PAYING AGENT, TRANSFER AGENT AND LISTING AGENT

KBL European Private Bankers S.A.

43, Boulevard Royal

L-2955 Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law	As to Mexican Law

Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	Fiscal Attorney of the Federation Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles 03810 México, D.F.

LEGAL ADVISORS TO THE MANAGERS

As to United States Law	As to Mexican Law

Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	Ritch, Mueller, Heather y Nicolau, S.C. Torre del Bosque Boulevard M. Ávila Camacho No. 24 Piso 20 Colonia Lomas de Chapultepec 11000 México, D.F.